                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                            FOAMEX INTERNATIONAL INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   344123-10-4
                                 (CUSIP Number)

                           Philip N. Smith, Jr., Esq.
                       Trace International Holdings, Inc.
                                 375 Park Avenue
                                   11th Floor
                            New York, New York 10152
                                 (212) 230-0400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 15, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         Continued on following page(s)
                               Page 1 of 19 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Trace International Holdings, Inc.
                  58-1080969

2        Check the Appropriate Box If a Member of a Group

                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  BK, 00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 4,402,253
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 7,050,247
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  4,402,253
    With
                           10       Shared Dispositive Power
                                           7,050,247


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               11,452,500


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)        |_|

13       Percent of Class Represented By Amount in Row (11)
                                     45.9%

14       Type of Reporting Person  (See Instructions)
                                     CO

                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Trace Foam Company, Inc.
                  22-3065375

2        Check the Appropriate Box If a Member of a Group

                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                   0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 7,000,247
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    0
    With
                           10       Shared Dispositive Power
                                           7,000,247


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               7,000,247


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)         |_|

13       Percent of Class Represented By Amount in Row (11)
                                     28.0%

14       Type of Reporting Person  (See Instructions)
                                     CO

                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Trace Foam Sub, Inc.
                  58-1080969

2        Check the Appropriate Box If a Member of a Group

                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                     0
Beneficially               8        Shared Voting Power
  Owned By                                 7,000,247
    Each
  Reporting                9        Sole Dispositive Power
   Person                                      0
    With
                           10       Shared Dispositive Power
                                           7,000,247


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               7,000,247


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)         |_|

13       Percent of Class Represented By Amount in Row (11)
                                     28.0%

14       Type of Reporting Person  (See Instructions)
                                     CO

                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Marshall S. Cogan


2        Check the Appropriate Box If a Member of a Group*

                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  557,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                     0

    Each  Reporting        9        Sole Dispositive Power
   Person                                   557,500
    With
                           10       Shared Dispositive Power
                                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               557,500


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)          [X]


13       Percent of Class Represented By Amount in Row (11)
                                                    2.2%

14       Type of Reporting Person  (See Instructions)
                                          IN

                  This Amendment No. 4 to Schedule 13D is filed on behalf of Trace International Holdings, Inc., formerly known as '21' International Holdings, Inc. ("Trace Holdings"), Trace Foam Company, Inc., formerly known as '21' Foam Company, Inc. ("Trace Foam"), Trace Foam Sub, Inc., formerly known as '21' Foam Sub Company, Inc. ("Trace Foam Sub"), and Marshall S. Cogan, and amends and supplements the Schedule 13D, dated December 14, 1993 (as amended, the "Schedule 13D"), as amended by Amendment No. 1 thereto filed on December 23, 1994, Amendment No. 2 thereto filed on March 6, 1995, and Amendment No. 3 thereto filed on April 28, 1995, relating to the common stock, par value $0.01 per share (the "Common Stock"), of Foamex International Inc. ("Foamex" or the "Issuer"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D, as amended. All references in the Schedule 13D to 21 Holdings, 21 Foam and 21 Foam Sub, shall be deemed to be references to Trace Holdings, Trace Foam, and Trace Foam Sub, respectively.

Item 2.  Identity and Background.

                  Item 2 is hereby amended and supplemented by adding the following:

                  Marshall S. Cogan's principal occupation is the Chairman, Chief Executive Officer and President of United Auto Group, Inc. and the Chairman and Chief Executive Officer of Trace Holdings.

                  Attached and incorporated herein by reference, are Schedules I, II, and III, which set forth the names, principal business and principal business address of the directors and executive officers of Trace Holdings, Trace Foam, and Trace Foam Sub, respectively. These Schedules amend and restate Schedules I and II previously filed with the Schedule 13D.

                  On December 4, 1995, '21' International Holdings, Inc., '21' Foam Company, Inc. and '21' Foam Sub, Inc. changed their names to Trace International Holdings, Inc., Trace Foam Company, Inc. and Trace Foam Sub, Inc., respectively.


Item 3.  Sources and Amounts of Funds or Other Consideration

                  Item 3 is hereby amended by adding the following to the end thereof:

                  On August 15, 1997, Trace Holdings entered into a Margin Loan Credit Agreement (the "Margin Loan Agreement") with The Bank of Nova Scotia (the "Bank"), the form of which is attached hereto as Exhibit I and is incorporated herein by reference. Pursuant to the terms of the Margin Loan Agreement, Trace Holdings may obtain term loans in an aggregate principal amount of $7,500,000 (the "Tranche A Loans") and term loans in an aggregate principal amount of $8,750,000 (the "Tranche B Loans," and together with the Tranche A Loans, the "Bank Loan"). Pursuant to the terms of the Margin Loan Agreement, Trace Holdings may borrow up to $15 million for the purpose of buying Common Stock and/or common stock of United Auto Group, Inc. (the "UAG Stock"), provided, however, that until the waiver of certain negative pledges on the UAG Stock held by Trace Holdings (the "UAG Pledge Event"), Trace Holdings may not use more than $10 million of the proceeds of the Bank Loan to purchase UAG Stock and no such purchase may be made after October 31, 1997.

                  Pursuant to the terms of a Pledge Agreement, the form of which is attached hereto as Exhibit J and incorporated herein by reference, Tranche A is secured by a first lien on all shares of UAG Stock acquired after the occurrence of the UAG Pledge Event and all shares of Common Stock (the "Pledged Shares") purchased with the proceeds of the Bank Loan and Tranche B is secured by a second lien on the Pledged Shares. Pursuant to the terms of a Security Agreement, the form of which is attached hereto as Exhibit K and incorporated herein by reference, Tranche B is secured by a first lien on the payments due (the "Management Fee") under the 21 Foam Management Agreement, dated as of October 13, 1992, as amended, between Foamex, L.P. and Trace Foam and Tranche A is secured by a second lien on the Management Fee.

Item 4.  Purpose of Transaction.

                  Item 4 is hereby amended and restated in its entirety as follows:

                  Trace Holdings acquired 4,277,574 shares of Common Stock and Trace Foam acquired 7,000,247 shares of Common Stock as part of the formation and capitalization of the Issuer. Trace Foam contributed its shares of Common Stock to Trace Foam Sub in the first quarter of 1995. In addition, Trace Holdings and Mr. Cogan have purchased Common Stock on the open market. As a result of their ownership of an aggregate of approximately 47.8% of the Issuer's outstanding Common Stock, the Reporting Persons indirectly control the Issuer. Mr. Cogan and the officers and directors of the Reporting Persons, own the Common Stock for investment purposes (the "Officers and Directors").

                  Trace Holdings and Trace Foam, among others, have exercised their right, contained in a registration rights agreement with Foamex, executed in connection with the capitalization of Foamex, to have their shares included in a registration statement for Common Stock of Foamex. This registration statement was declared effective by the Securities and Exchange Commission on December 13, 1994. Trace Holdings and Trace Foam Sub have pledged all of their shares of Common Stock to secure certain borrowings (See Item 6). Trace Holdings and Trace Foam Sub entered into these pledges to provide them with more flexibility in pursuing their investment strategy. Trace Holdings and Trace Foam Sub do not have any present plans to sell any shares of Common Stock. Pursuant to the terms of the Bank Loan, Trace Holdings is prohibited from acquiring additional shares of Common Stock, except with the proceeds of the Bank Loan.

                  The Reporting Persons and the Officers and Directors intend continuously to review their investment in the Issuer. In reaching any decision with respect to such investment, the Reporting Persons and the Officers and Directors will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other investment opportunities available to the Reporting Persons and the Officers and Directors and general economic and market conditions. Depending upon the results of their review of such factors, the Reporting Persons and the Officers and Directors may decide to purchase (on such terms and at such times as they consider desirable) additional equity securities of the Issuer, or dispose of all or a portion of such securities (whether now or hereafter held).

                  Executive officers of Trace currently have two seats on the Issuer's seven-person Board of Directors, and the Reporting Persons may in the future seek to have their designees fill additional seats on the Issuer's Board of Directors.

                  Although the foregoing describes activities and possibilities presently contemplated or under consideration by the Reporting Persons, the intentions of the Reporting Persons may change. Except as set forth above or in any item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 (a and b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

                  (a and b) The information in this Item 5(a and b) is given as of the date hereof, and is based on 24,957,680 shares of outstanding Common Stock.(1)

                  (i) Trace Foam Sub has direct beneficial ownership of 7,000,247 shares of Common Stock, constituting 28.0% of the outstanding Common Stock. Except as set forth in the Prospectus Sale Borrower's Agreement, Customer Agreement, and Bridge Securities Purchase Agreement, which are filed as Exhibit F, Exhibit G, and Exhibit H, respectively to this Schedule 13D, Trace Foam Sub has the sole power to vote and dispose of the shares of Common Stock owned by it.

                  (ii) Trace Foam does not have direct beneficial ownership any shares of Common Stock. By virtue of its ownership of all of the outstanding capital stock of Trace Foam Sub, Trace Foam is deemed to be the beneficial owner (as such term is defined in Rule 13d-3) of all of the Common Stock owned by Trace Foam Sub.

                  (iii) Trace Holdings has direct beneficial ownership of 4,402,253 shares of Common Stock, constituting 17.6% of the outstanding Common Stock. With respect to 4,277,574 of shares of Common Stock, except as set forth in certain Pledge Agreements described in Item 6, and filed as Exhibits B and C to this Schedule 13D, Trace Holdings has the sole power to vote and dispose of such shares of Common Stock. With respect to the remaining shares of Common Stock directly beneficially owned by Trace Holdings, except for certain restrictions following an event of default under the Bank Loan and Pledge Agreement described in Item 6 and filed as Exhibit I and J to this Schedule 13D, Trace Holdings has the sole power to vote and dispose of such shares of Common Stock.

                  By virtue of its ownership of all of the outstanding capital stock of Trace Foam, Trace Holdings is deemed to be the beneficial owner (as such term is defined in Rule 13d-3) of all of the Common Stock owned by Trace Foam Sub.

                  By virtue of Trace Holdings' ability to administer, and/or terminate the Trace Holdings Plan, Trace Holdings may be deemed to own beneficially (as such term is defined in Rule 13d-3) the 50,000 shares of Common Stock held by the Trace Holdings Plan.

                  As a result of the foregoing, Trace Holdings may be deemed to own beneficially (as such term is defined in Rule 13d-3) a total of 11,452,500 shares of Common Stock, which represents approximately 45.9% of the outstanding Common Stock.

                  (iv) As of August 11, 1997, Mr. Cogan had acquired 400,000 shares of Common Stock and had vested options for 157,500 shares of Common Stock with an exercise price of $6.875. By virtue of Rule 13d-3, Mr. Cogan may be deemed to be the beneficial owner of 557,500 shares as a result of the 400,000 shares that have been purchased, as well as the shares issuable upon exercise of the options that have vested and the options that will vest in the next sixty days. Mr. Cogan's beneficial ownership comprises 2.2% of the outstanding Common Stock of the Issuer.

                  Mr. Cogan is the Chairman of the Board and President of Trace Foam and the Chairman of the Board and Chief Executive Officer of Trace Holdings and owns or has voting control over capital stock of Trace Holdings representing a 75.8% voting interest. In addition, Mr. Cogan is Chairman and President of Trace Foam Sub. Mr. Cogan, by virtue of his control positions at Trace Foam Sub, Trace Foam and Trace Holdings, may be deemed to own beneficially (as that term is defined in Rule 13d-3) the 11,452,500 shares of Common Stock beneficially owned, directly or indirectly, by Trace Foam Sub, Trace Foam and Trace Holdings. Mr. Cogan expressly disclaims beneficial ownership of any of the shares of Common Stock owned by Trace Foam Sub, Trace Foam and Trace Holdings.

                  (v) Other Officers and Directors of Trace Holdings, Trace Foam Sub and Trace Foam beneficially own Common Stock in the amounts listed in the following table. Shares beneficially owned include shares issuable upon exercise of vested options, or which will vest in the next sixty days, with an exercise price of $6.875.

  Officer or Director                         Number of Shares Owned*
    David E. Bright                                    1,700
-----------------------
     Andrea Farace                                     9,028
-----------------------
   Frederick Marcus                                   10,083
-----------------------
   Robert H. Nelson                                    1,222
-----------------------
    Saul S. Sherman                                        0
-----------------------
 Philip N. Smith, Jr.                                 14,028
-----------------------
    Karl H. Winters                                    1,267
-----------------------
    Barry Zimmerman                                   12,791

                  * Includes shares issuable upon exercise of options as follows: Mr. Bright 1,500 shares; Mr. Farace, 7,028 shares; Mr. Marcus, 10,083 shares; Mr. Nelson, 1,222 shares; Mr. Smith, 3,117 shares; Mr. Winters, 1,267 shares; and Mr. Zimmerman, 7,791 shares.

                  Item  5(c)  of  the  Schedule   13D  is  hereby   amended  and
supplemented as follows:

                  Attached hereto as Schedule 5(c) is a schedule of transactions in the Common Stock within the past 60 days by the persons named in Item 5(a) above.

                  Item  5(d)  of  the  Schedule   13D  is  hereby   amended  and
supplemented as follows:

                  See  Item  6  for  a  discussion  of  the  Asset  Appreciation
Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is hereby amended and supplemented by adding the following at the end thereof:

                  Pursuant to the terms of the Pledge Agreement, dated August 15, 1997, between Trace Holdings and the Bank, Trace Holdings pledged to the Bank all shares of Common Stock and UAG Stock, following the occurrence of the UAG Pledge Event, to be purchased with the proceeds of the Bank Loan. The Pledge Agreement provides that as long as there is no event of default with regard to the obligations of Trace Holdings to the Bank, Trace Holdings is generally entitled to exercise all voting rights allocated to the Pledged Shares, provided that no such exercise of voting rights shall impair the value of the Pledged Shares or violate any provision of the Margin Loan Agreement or accompanying loan documents. The Pledge Agreement further provides that as long as there is no such event of default or potential event of default relating to voluntary bankruptcy, involuntary bankruptcy or the appointment of a receiver, Trace Holdings is generally entitled to receive all dividends paid in respect of the Pledged Shares, subject to certain exceptions including (i) dividends paid in other than cash and (ii) dividends paid in connection with a liquidation. Any such payments become pledged under the Pledge Agreement. The preceding summary of the Pledge Agreement is qualified in its entirety by reference to such agreement, which is filed as Exhibit J hereto.

                  Trace Holdings has entered into an Asset Appreciation Agreement (the "Asset Agreement"), dated August 15, 1997, with the Bank in order to provide the Bank with additional interest in connection with certain loans to Trace Holdings. The Asset Agreement provides that on June 30, 2004, Trace Holdings shall make an additional interest payment to the Bank in an amount equal to 28% of the appreciation of certain assets, including any Common Stock and UAG Stock held by Trace and its subsidiaries, over certain agreed upon base prices. The base price for the shares of Common Stock and UAG Stock owned as of the date of the Asset Agreement is $11.875 and $15.00, respectively, and the base price for subsequently acquired shares of Common Stock and UAG Stock is the acquisition cost. Upon a sale of Common Stock or UAG Stock prior to June 30, 2004, Trace Holdings is required make an additional interest payment equal to the lesser of (i) 28% of the appreciation of the assets subject to the Asset Agreement, or (ii) 28% of the appreciation of the Common Stock or UAG Stock sold. Trace Holdings is also obligated to make payments in connection with voluntary prepayments of the underlying loan from the Bank, based on the appreciation of the Common Stock and UAG Stock, and upon the receipt of extraordinary distributions of cash or assets, equal to 28% of such distributions.

Item 7.  Material to be Filed as Exhibits.

                  Item 7 is hereby amended and supplemented by adding the following at the end thereof:

EXHIBIT I Margin Loan Credit Agreement, dated as of August 15, 1997 by and between Trace International Holdings, Inc. and the Bank.

EXHIBIT J   Pledge  Agreement,  dated as of August 15, 1997 by and between Trace
            International Holdings, Inc. and the Bank.

EXHIBIT K   Security Agreement, dated as of August 15, 1997 by and between Trace
            Foam Company, Inc. and the Bank.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       TRACE INTERNATIONAL HOLDINGS, INC.



                                       By:     /s/ Philip N. Smith, Jr.
                                            Name:  Philip N. Smith, Jr.
                                            Title: Senior Vice President and
                                                   General Counsel

Date:  August 28, 1997

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            TRACE FOAM COMPANY, INC.



                            By:    /s/ Philip N. Smith, Jr.
                                 Name:  Philip N. Smith, Jr.
                                 Title:   Vice President
Date:  August 28, 1997

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TRACE FOAM SUB, INC.



                                          By:    /s/ Philip N. Smith, Jr.
                                          Name:  Philip N. Smith, Jr.
                                          Title:   Vice President
Date:  August 28, 1997

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                              /s/ Marshall S. Cogan
                                Marshall S. Cogan

Date:  August 28, 1997

                                  SCHEDULE 5(c)

                           SCHEDULE OF TRANSACTIONS IN
                        COMMON STOCK IN THE PAST 60 DAYS


TRACE INTERNATIONAL HOLDINGS, INC.

Date                       Number of Shares                      Price

August 12, 1997                50,000                            $9.740

August 19, 1997                52,600                           $12.9228


TRACE FOAM COMPANY, INC.

None

TRACE FOAM SUB, INC.

None

OFFICERS AND DIRECTORS
On August 13, 1997, Barry Zimmerman purchased 1,000 shares.

                                   SCHEDULE I

     Executive Officers and Directors of Trace International Holdings, Inc.



Unless otherwise indicated, the business address of each individual listed below is 375 Park Avenue, 11th Floor, New York, New York 10152. All of the following persons or U.S. citizens except Mr. Farace, who is a citizen of Italy.



Directors                              Class of Director               Principal Employment and Employer


Saul S. Sherman                        Class A                         Unitcrane & Shovel Corp.
Unitcrane & Shovel Corp.
676 N. Michigan Avenue
Suite 2920
Chicago, IL  60611

Marshall S. Cogan                      Class B                         Trace International Holdings, Inc. and
                                                                       United Auto Group, Inc.

Robert H. Nelson                       Class B                         Trace International Holdings, Inc. and
                                                                       United Auto Group, Inc.

Andrea Farace                          Class B                         Foamex International Inc. and
Foamex International Inc.                                              Trace International Holdings, Inc.
1000 Columbia Avenue
Linwood, PA  19061

Frederick Marcus                       Class B                         Trace International Holdings, Inc.


Executive Officers           Office Held at Trace International Holdings, Inc.       Principal Employment and Employer

Marshall S. Cogan            Chairman of the Board and Chief Executive Officer       Trace International Holdings, Inc. and
                                                                                     United Auto Group, Inc.

Saul S. Sherman              Vice Chairman of the Board                              Unitcrane & Shovel Corp.

Frederick Marcus             Vice Chairman and Senior Managing Director              Trace International Holdings, Inc.

Andrea Farace                President and Senior Managing Director                  Trace International Holdings, Inc. and
                                                                                     Foamex International Inc.

Robert H. Nelson             Senior Vice President, Chief Operating Officer and      Trace International Holdings, Inc. and
                             Chief Financial Officer                                 United Auto Group, Inc.

Barry Zimmerman              Senior Vice President and Managing Director             Foamex International Inc.

Philip N. Smith, Jr.         Senior Vice President and General Counsel               United Auto Group, Inc. and
                                                                                     Foamex International Inc.






Karl H. Winters              Vice President-Finance and Controller                   Trace International Holdings, Inc. and
                                                                                     United Auto Group, Inc.
David E. Bright              Vice President, Director of Communications              Foamex International Inc. and
                                                                                     United Auto Group, Inc.

                                   SCHEDULE II

          Executive Officers and Directors of Trace Foam Company, Inc.

Unless otherwise indicated, the business address of each individual listed below is 375 Park Avenue, 11th Floor, New York, New York 10152. . All of the following persons or U.S. citizens except Mr. Farace, who is a citizen of Italy.



Directors                              Class of Director            Principal Employment and Employer

Andrea Farace                               Class I                 Foamex International Inc. and
Foamex International Inc.                                           Trace International Inc.
1000 Columbia Avenue
Linwood, PA  19061

Robert H. Nelson                            Class I                 Trace International Holdings, Inc. and
                                                                    United Auto Group, Inc.

Barry Zimmerman                             Class II                Foamex International Inc.
Foamex International Inc.
1000 Columbia Avenue
Linwood, PA  19061

Frederick Marcus                            Class II                Trace International Holdings, Inc.

Marshall S. Cogan                          Class III                Trace International Holdings, Inc. and
                                                                    United Auto Group, Inc.

Peter A. Cohen                             Class III                Ramius Partners L.P.
Ramius Partners L.P.
40 W. 57th Street, 15th Floor
New York, NY  10019


Executive Officers                 Office Held at Trace Foam Company, Inc.             Principal Employment and Employer
Marshall S. Cogan                  Chairman of the Board and President                 Trace International Holdings, Inc. and
                                                                                       United Auto Group, Inc.
Robert H. Nelson                   Vice President and Treasurer                        Trace International Holdings, Inc. and
                                                                                       United Auto Group, Inc.
Barry Zimmerman                    Executive Vice President                            Foamex International Inc.
Andrea Farace                      Vice President                                      Foamex International Inc. and
                                                                                       Trace International Holdings, Inc.
Karl H. Winters                    Vice President                                      Trace International Holdings, Inc. and
                                                                                       United Auto Group, Inc.
Philip N. Smith, Jr.               Vice President                                      Foamex International Inc. and
                                                                                       United Auto Group, Inc.


                                  SCHEDULE III

            Executive Officers and Directors of Trace Foam Sub, Inc.



Unless otherwise indicated, the business address of each individual listed below is 375 Park Avenue, 11th Floor, New York, New York 10152. . All of the following persons or U.S. citizens except Mr. Farace, who is a citizen of Italy.



Directors                            Principal Employment and Employer

Marshall S. Cogan                    Trace International Holdings, Inc. and
                                     United Auto Group, Inc.

Robert H. Nelson                     Trace International Holdings, Inc. and
                                     United Auto Group, Inc.


Executive Officers                   Office Held at Trace Foam Sub, Inc.         Principal Employment and Employer

Marshall S. Cogan                    Chairman of the Board and President         Trace International Holdings, Inc. and
                                                                                 United Auto Group, Inc.

Robert H. Nelson                     Vice President and Treasurer                Trace International Holdings, Inc. and
                                                                                 United Auto Group, Inc.

Philip N. Smith, Jr.                 Vice President                              Foamex International Inc. and
                                                                                 United Auto Group, Inc.
